DISTRIBUTION PLAN

Class A

WHEREAS, the Calvert Municipal Fund, Inc. (the "Fund") intends to engage in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and

WHERAS the Fund intends to have separate portfolios of securities ("Portfolios"), as indicated in the attached schedule; and

WHEREAS, the Fund desires to adopt a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Distribution Plan will benefit the Fund, its Portfolios and their shareholders; and

WHEREAS, the FUND will enter into an Underwriting Agreement under which certain services will be provided and certain expenses will be incurred in connection with the sale and retention of shares of the Portfolios;

NOW THEREFORE, the Fund hereby adopts this Distribution Plan (the "Plan") in accordance with Rule 12b-1 under the 1940 Act for each of the Portfolios on the following terms and conditions:

    The Portfolios may make reimbursement for expenses related to the sale and retention of its shares at the rate indicated in the attached schedule.
    Reimbursement will be for expenses related to the sale and retention of Portfolio shares including, but not limited to, advertising, administration, salaries and other expenses relating to selling or servicing efforts, expenses of organizing and conducting sales seminars, printing of prospectuses, statements of additional information, and reports for other than existing shareholders, preparation, printing and distribution of advertising material and sales literature, state compliance fees, payments for services to financial institutions and other third parties and such other activities and expenses deemed desirable to further the sale and retention of Portfolio shares. The Portfolios may also make reimbursement for the cost of developing and printing sales literature and for other services.
    This Plan will not take effect until it has been approved by a vote of at least a majority of outstanding voting securities, as defined in the 1940 Act.
    This plan will not take effect for a Fund until it has been approved, together with any related agreements, by a vote of a majority of both (a) the Board of Directors of the Fund, and (b) those Directors of the Fund who are not "interested persons" of the Fund, as defined by the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Directors"), cast in person at meeting or meetings called for the purpose of voting this Plan and such related agreements.
    This Plan will continue in effect for successive periods of one year from its acceptance by the Board for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 4.
    Any person authorized to direct the disposition of money paid or payable by the Fund pursuant to this Plan or any related agreement will provide to the Fund's Board of Directors and the Board will review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
    This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors or a vote of a majority of the outstanding voting securities.
    This Plan may not be amended to increase materially the amount of distribution expenses provided for in paragraph 1 above unless such amendment is approved in the manner provided for initial approval in paragraph 3 of this Plan, and no material amendment to the Plan will be made unless such amendment is approved in the manner provided for initial approval in paragraph 4 above.
    While this Plan is in effect, the selection and nomination of Directors who are not interested persons of the Fund, as defined in the 1940 Act, will be committed to the discretion of the Directors who are themselves not interested persons.